

April 24, 2015

Donald H. Hosmer
Co-President and Co-Chief Executive Officer
Royale Energy, Inc.
3777 Willow Glen Drive
El Cajon, CA 92019

> **Re:** **Royale Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 22, 2015**
> **File No. 333-203229**

Dear Mr. Hosmer:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

1.   Please amend your registration statement to incorporate your Form 10-K for the year ended December 31, 2014 filed on March 31, 2015, Form 8-K filed on April 13, 2014 and Definitive Proxy Statement on Schedule 14A filed April 22, 2015 or to include a statement in the registration statement (in addition to the statement regarding incorporation after the date of the prospectus) to the effect that all filings pursuant to the Exchange Act after "the date of the initial registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus. For guidance, refer to Item 12 of Form S-3, including Item 12(a), and Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642, with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen for

H. Roger Schwall
Assistant Director